THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

August 28, 2008

VIA EDGAR CORRESPONDENCE

Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 6010

Re:	Freedom 5, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No.: 000-52113

Dear Mr. Rosenberg:

Per my telephone conversation with Christine Allen, Staff Accountant, of your office, we will respond to your letter, dated August 15, 2008, in connection with the above-caption matter by Friday, September 26, 2008.

Please do not hesitate to call me at (732) 610-2435 with any questions or comments. Thank you for your assistance with this matter.

Regards,

/s/ Philip Magri

Cc: Virginia K. Sourlis, Esq.